Venoco, Inc.
370 17th Street, Suite 3900
Denver, Colorado  80202-1370

March 21, 2012

VIA EDGAR AND FACSIMILE

Anne Nguyen Parker, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Venoco, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A (SEC File No. 1-33152) filed February 13, 2012

Schedule 13E-3 (SEC File No. 5-82565)

Dear Ms. Nguyen Parker,

The Company is in receipt of the comment letter dated March 12, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Schedule 13E-3 of Venoco, Inc. (the “Company”).  In connection therewith, the Company has filed via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Preliminary Proxy Statement Filed February 13, 2012

1.                                   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes.  Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.  For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.  If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response: The Company notes the Staff’s comment and has organized this letter, and revised the Amended Proxy Statement and the Amended Schedule 13-E3, accordingly.

2.                                   We note that certain information, including the meeting date, the amount of funds necessary to complete the transaction, and the financing source, are missing from your document.  Please include the missing information with your amendment. Allow sufficient time when setting the record and meeting dates, filing the definitive versions of the documents, and mailing broker inquiries pursuant to Rule 14a-13 to permit compliance with applicable timing restrictions.

Response: The Company notes the Staff’s comment and will include all such information in the definitive proxy statement.

3.                                   Please mark the cover page and the proxy card to clearly identify them as “preliminary.”

Response: The Company has revised the disclosure as requested.  Please see the cover page and the proxy card.

4.                                   In certain filings related to this transaction, you refer to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  This reference is inappropriate because the safe harbor is not available for statements made in connection with a going private transaction.  Refer to Section 21E(b)(1)(E) of the Exchange Act.  Please confirm that you will not make reference to the PSLRA or the safe harbor provisions in future press releases or other communications relating to the merger.

Response: The Company hereby confirms that it will not make reference to the PSLRA or the safe harbor provisions in future press releases or other communications relating to the merger.

5.                               Please tell us why you have made no disclosures pursuant to Rule 1011(b).

Response: The Company hereby confirms that the Preliminary Proxy Statement includes all material information as may be necessary to make any statements made therein, in light of the circumstances under which they are made, not materially misleading.

Summary Term Sheet, page 1

6.                                   Revise the disclosure in the first paragraph of this section to eliminate the statement that the Summary may not contain all of the information that is important to a holder’s consideration of the merger.  See Item 1001 of Regulation M-A, which requires that the Summary Term Sheet contain the “most material terms of the proposed transaction.”

Response: The Company has revised the disclosure as requested.  Please see page 1 of the Amended Proxy Statement.

Financing, page 6

7.                                   We note the blanks in your disclosure and your statement that “[n]either Parent nor the Company has received any commitment with respect to any financing.  The structure and terms of the financing have not been established, and providers of the financing have not been identified.  Parent is working with its financial advisors to identify potential financing alternatives.”  As available, please fill in the blanks and update your disclosure. See Item 1007 of Regulation M-A.  In addition, please confirm to us that when the financing is complete, you will file the relevant loan agreement as an exhibit to the Schedule 13E-3 in accordance with Item 1016(b) of Regulation M-A.

Response: The Company supplementally advises the Staff that as of the date of this letter, no definitive financing arrangements with respect to the proposed transaction have been entered into.  The Company hereby confirms, per the Staff’s comment, that if any such definitive loan agreements or commitments are entered into prior to the end of the Rule 13e-3 transaction, they will be filed as exhibits to the Schedule 13E-3 in accordance with Item 1016(b) of Regulation M-A.

Special Factors — Background of the Merger, page 14

8.                                   We note your statement in the first paragraph on page 14 that “[i]n May 2011, the Board began a review of the Company’s potential strategic alternatives, including, among others, a possible sale or merger of the Company.” Please explain what prompted the Board to begin this review.  Also, explain Mr. Marquez’s role, if any, in this review. Please also briefly state the reasons for the rejection of any alternatives.  See Item 1013(b) of Regulation M-A.

Response: The disclosure appearing on page 14 of the Amended Proxy Statement has been revised in response to the Staff’s comment.  The Company supplementally advises the Staff that the strategic review was primarily overseen by the Board of Directors of the Company, with the assistance of the Company’s legal and financial advisors.  Mr. Marquez also participated in management presentations and was available for diligence inquiries.  The Board did not proceed with any sale transaction because no party made an offer for the purchase of the Company.

9.                                      Refer to the discussion of the Company’s meetings with Company A and Company B in July, 2011. Disclose in greater detail the substance of the discussions, and the reasons, if known, that the parties determined not to go forward.  See Item 1013(b) of Regulation M-A.

Response: The disclosure appearing on page 14 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

10.                               We note that BofA Merrill served first as the Company’s advisor during the Company’s review of its strategic alternatives from May to August 2011, and then became an independent advisor to the Special Committee on or after August 31, 2011.  Please disclose the Special Committee’s consideration of the possible conflicts of interest presented by retaining BofA Merrill, including any previous or current business relationships between BofA Merrill and Mr. Marquez.  If the Special Committee did not give any consideration to these relationships, state that in your disclosure.

Response: The disclosure appearing on page 16 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

11.                               We note your disclosure that on June 14, 2011, the Board “authorized the company’s financial advisor to contact five strategic companies.”  Please explain the selection criteria used to identify these companies, as well as the additional parties that constituted the 11 total potential strategic bidders.  In addition, please explain the selection criteria used to identify the 46 strategic partners contacted by the Special Committee following the public announcement of Mr. Marquez’s proposed acquisition of the Company.

Response: The disclosure appearing on pages 14 and 15 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

12.                               We note your disclosure on page 16 that Strategic Energy Advisors was engaged by the Special Committee. Please clarify what work Strategic Energy Advisors was engaged to perform and what work, if any, it did.  Please also advise whether Strategic Energy Advisors has any prior and current business relationships with Mr. Marquez.

Response: The disclosure appearing on page 16 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

13.                               Confirm that all of the financial projections or internal financial and operating information furnished by the Company to Mr. Marquez and BofA Merrill Lynch

and Strategic Energy Advisors have been summarized in the proxy statement, or advise us.

Response: We hereby confirm that all material financial or operating information relating to this transaction and furnished by the Company to Mr. Marquez, BofA Merrill Lynch and Strategic Energy Advisors have been summarized in the Preliminary Proxy Statement.

14.                               Please confirm that any materials prepared by BofA Merrill Lynch and Strategic Energy Advisors in connection with the fairness opinion, including any “board books” or any summaries of presentations made to the special committee that are within the scope of Item 1015 of Regulation M-A have been summarized in the disclosure document and (if written) have been filed as an exhibit to the Schedule 13E-3.  In addition, each presentation, discussion, or report held with or presented by BofA Merrill Lynch, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  To the extent applicable and not already disclosed or filed, please revise to summarize all of BofA Merrill’s and Strategic Energy Advisors’ presentations to the special committee or the board and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Response: The Company supplementally confirms that BofA Merrill Lynch’s January 16, 2012 materials prepared in connection with its opinion to the Special Committee have been summarized under the section “Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated” of the Proxy Statement and filed as exhibit (c)(2) to the Schedule 13E-3.  The Company also believes that the preliminary financial analyses of BofA Merrill Lynch and Strategic Energy Advisors provided to the Special Committee have been summarized under the sections “Background of the Merger” and “Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated” of the Proxy Statement and filed as exhibits (c)(3) and (c)(4) to the Schedule 13E-3.

The Company supplementally notes for the Staff that the only financial analyses provided by BofA Merrill Lynch and Strategic Energy Advisors to the Special Committee were those previously filed and described above.  In addition, the Special Committee was periodically updated as to timing and related matters and changes in the Company’s business plans prepared by the Company’s management, which updates included (i) materials, dated September 8, 2011, summarizing, among other things, certain research analysts’ views on Mr. Marquez’s proposal, the debt capital markets, the Company’s debt covenants and potential next steps and (ii) materials, dated September 15, 2011, September 29, 2011 and October 25, 2011, comparing the Company’s various business plans prepared by the Company’s management.  These updates are being provided to the Staff for its review in connection with this response letter under separate cover by counsel for BofA Merrill Lynch on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended.  In accordance with such Rules, counsel for BofA Merrill Lynch has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel for BofA Merrill Lynch also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.  The Company respectfully submits that these updates do not constitute “reports, opinions or appraisals” and are not material within the meaning of Item 1015 of Regulation M-A as they summarize existing publicly available information and/or, in the case of the Company’s business plans, information already available to the Special Committee from management, do not provide any financial analysis relating to the consideration (or fairness thereof) payable in the proposed merger, and were not material to the Special Committee when it made its decision regarding whether to recommend the transaction to the board of directors.

The Company also supplementally notes for the Staff that BofA Merrill Lynch and Strategic Energy Advisors provided the Special Committee with summaries of the status of the Company’s third-party solicitation process, including a confidential list of parties contacted, in materials dated September 22, 2011, September 29, 2011, October 13, 2011, October 21, 2011 and November 9, 2011.  The Company respectfully submits that these summaries also do not constitute “reports, opinions or appraisals” requiring disclosure pursuant to Item 1015.  These summaries concern only the potential bidders contacted during the solicitation process (an overview of which has been disclosed in the Proxy Statement) and confidential responses received from such bidders.  As described in the “Special Factors—Background of the Merger” section of the Proxy Statement, none of the bidders described in these summaries actually made an offer that was considered by the Special Committee in connection with its evaluation of Mr. Marquez’s proposal.

The Company also supplementally notes for the Staff that certain materials were provided to the Board of Directors of the Company by BofA Merrill Lynch prior to BofA Merrill Lynch’s engagement as the Special Committee’s financial advisor and prior to submission by Mr. Marquez of his proposal to acquire the Company.  The Company respectfully submits that these materials do not “materially relate” to the current 13e-3 transaction within the scope of Item 1015 because they pertain to a prior solicitation process, one in which BofA Merrill Lynch was engaged in a different capacity as a financial advisor to the Company rather than the Special Committee.

15.                               In this regard, tell us whether Strategic Energy Advisors issued a written or oral opinion to the Special Committee.  If BofA Merrill Lynch relied on Strategic Energy Advisors for any portion of its analysis, revise the disclosure to reflect that reliance.

Response: The disclosure appearing on page 16 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

16.                               With respect to the October 13 and October 14, 2011 discussions, please disclose what would have constituted the non-cash components proposed by Mr. Marquez.  If Mr. Marquez indicated an estimated value for the modified proposal, please disclose that value.  Please also expand to discuss the reasons the Special Committee strongly preferred an all cash offer.

Response: The disclosure appearing on pages 18 and 19 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

17.                               Please provide more information about the involvement of Mr. Marquez in the search for alternative bidders and his role in any discussions with them.  Also clarify what potential bidders were told about (a) Mr. Marquez’s proposed transaction, (b) his stated position that he would not accept less than $15 to $16 a share for shares he controlled, and (c) whether and under what circumstances he would support a competing proposal.

Response: The Company supplementally confirms for the Staff that potential bidders were not informed of any information other than information that was generally available to the public, and were not given any information relating to (a) the terms of Mr. Marquez’s proposed transaction as negotiated with the Special Committee, (b) Mr. Marquez’s position that he would not accept less than $15 to $16 per share for shares he controlled, or (c) whether and under what circumstances Mr. Marquez would support a competing proposal.

The disclosures appearing on pages 16 and 19 of the Amended Proxy Statement have been revised in response to the Staff’s comment.

18.                               Please disclose the reasons stated by Mr. Marquez for his position that he would not sell his shares below a price range of $15 to $16 per share.

Response: The disclosure appearing on page 19 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

19.                               We note your disclosure on page 18 that, on November 17, 2011, Mr. Marquez indicated to Mr. Walker that Mr. Marquez had received a draft letter from a credible financial institution expressing confidence regarding the feasibility of obtaining financing, but Mr. Marquez did not share the letter with the Special Committee at that time.  Please disclose whether Mr. Marquez ever shared the letter with the Special Committee.  We note your disclosure on page 21 that as of January 7, 2012, Mr. Marquez “indicated that he did not have an effective ‘highly confident’ letter and did not intend to seek one at that time.” Please clarify.

Response: The disclosure appearing on pages 19 and 22 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

20.                               With regard to the financial forecasts prepared by the company for the Special Committee, please clarify Mr. Marquez’s involvement with regard to preparing, reviewing or approving the forecasts.

Response: The Company supplementally advises the Staff that Mr. Marquez did not directly participate in the preparation, initial review or approval of the forecasts.  Such forecasts were prepared by other members of the Company’s management and provided to Mr. Marquez, and the Special Committee and its advisors, with the knowledge of Mr. Marquez.

21.                               We note that on the earnings conference call on November 1, 2011, Mr. Marquez stated that “[w]e’ve received a couple of unsolicited offers for Monterey.”  With a view toward disclosure, please advise us as to what consideration was given to these unsolicited offers.

Response: The Company supplementally advises the Staff that the Company received inquiries concerning the Company’s Monterey shale project.  The Company provided information concerning the properties to the inquiring parties and has had ongoing discussions; however, to date the Company has not entered into any agreements with the inquiring parties.

22.                               We note your disclosure that Mr. Marquez told Mr. Walker on November 30, 2011 that Marquez felt that the $12.50 price was too high given market developments.  You reference a report that Mr. Marquez sent to Mr. Walker containing a market analysis that served as background for the discussion.  Tell us what consideration you have given to including the report in your filing, as other material information.

Response: In response to the Staff’s comment, the Company has filed the above-mentioned materials as Exhibit (c)(5) to the Amended Schedule 13E-3.

23.                               Please disclose the following:

•                  the “research analysts’ views” on Mr. Marquez’s proposal (page 16);

Response: The Company has revised the disclosure as requested.  Please see page 17 of the Amended Proxy Statement.

•                  why the Special Committee determined to continue the third-party solicitation process on October 7, 2011 (page 17); and

Response: The disclosure appearing on page 18 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

•                  the revisions to the merger agreement proposed by Mr. Marquez, if material (page 22).

Response: The disclosure appearing on page 23 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

Reasons for the Merger…, page 23

24.                               Please disclose the extent to which the Board of Directors or Special Committee considered true historical stock prices in their analysis. The second bullet point in the list of positive factors refers to historical prices for the common stock, but the text only addresses prices within the month prior to filing.

Response: The disclosure appearing on pages 24 and 25 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, page 28

25.                               We note that Merrill performed a Sum-of-the-Parts Selected Property Precedent Transactions Analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting these companies and transactions.  Indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.  Also, please expand the disclosure to more fully explain how Merrill arrived at its benchmark multiples.

Response: The Company has revised the disclosure as requested.  Please see pages 34 through 37 of the Amended Proxy Statement. The Company supplementally notes for the Staff that, in its selected precedent transactions and selected companies analyses, BofA Merrill Lynch did not deliberately exclude transactions or companies that it identified as satisfying its selection criteria.

26.                               Please explain whether, and to what extent, management’s estimates of the value of the company’s interests in the Monterey Shale and the Hasting Fields were included in management’s financial projections for the company and the valuation scenarios for the company.

Response: The Company has revised the disclosure as requested.  Please see page 32 of the Amended Proxy Statement.

27.                               Please revise any references to Merrill Lynch’s opinion and analyses appearing in the fairness discussions to disclose the contingent payment to Merrill Lynch of $3.5 million upon consummation of the merger.

Response: The Company has revised the disclosure as requested.  Please see page 28 of the Amended Proxy Statement.

28.                               We note your disclosure regarding the various valuation procedures that BofA Merrill Lynch used in providing its opinion.  Please revise to provide additional detail on the steps of the valuation analysis.  For example, in the discounted cash flow analysis (life- of-field basis) explain the key inputs and assumptions used to derive the range of discount rates used in the analysis. As another example, in the discounted cash flow analysis (five-year-basis), please explain the key inputs and assumptions used to derive the range of discount rates used in the analysis. Also, explain the basis for using the range of terminal value multiples of 4.0x to 6.0x.

Response: The Company has revised the disclosure as requested.  Please see pages 34 through 37 of the Amended Proxy Statement.

29.                               With respect to the selected company precedent transaction analysis, please disclose why you chose transactions with values of between $750 million and $5 billion, given that the maximum aggregate value of this transaction is approximately $396 million.

Response: The Company respectfully notes for the Staff that, although the maximum aggregate value of the merger consideration payable to holders of the Company’s common stock (other than Mr. Marquez and his affiliates) is approximately $396 million, the implied transaction (or enterprise) value of the sale of the entire Company is approximately $1.5 billion.  In connection with BofA Merrill Lynch’s selected company precedent transactions analysis, BofA Merrill Lynch reviewed selected precedent transactions involving the sale of target companies in their entirety and, accordingly, compared such information with the implied transaction value based on the sale of the entire Company, not just the portion acquired by Mr. Marquez.  In response to the Staff’s comment, disclosure appearing on pages 34 and 35 of the Amended Proxy Statement has been added to clarify this point.

30.                               The description in the proxy statement regarding the material relationships between BofA Merrill Lynch and the Company does not provide a narrative and quantitative description of the fees paid or to be paid to BofA Merrill Lynch and its affiliates by the Company and its affiliates. Please revise the proxy statement to include this information.

Response: The Company has revised the disclosure as requested.  Please see page 39 of the Amended Proxy Statement.

31.                               We note your statement on page 29 that BofA Merrill Lynch “reviewed certain estimates of the Company’s oil and gas reserves, including estimates prepared by the Company’s management, such estimates referred to as management reserve reports, and estimates of proved, probable and possible reserves prepared by the Company’s independent engineering firms as of December 31, 2010, June 30, 2011 and September 30, 2011, such estimates referred to as third party reserve reports and, together with management reserve reports, referred to as reserve reports.”  Please file the reserve reports as exhibits, to the extent they are not already on file as exhibits to other filings.  Also, if the reserve reports are voluminous, summarize them in your filing.

Response: The Company notes for the Staff that the reserve report as of December 31, 2010 referenced in the Proxy Statement was filed as Exhibit 99.1 to the Company’s annual report on Form 10-K for the period ended December 31, 2010 (filed with the Commission on February 22, 2011).  The Company hereby confirms that it will promptly file the reserve reports as of June 30, 2011 and September 30, 2011 referenced in the Proxy Statement on a Form 8-K, together with the requisite consents of the reserve engineers.  The Company will incorporate such 8-K by reference into the definitive proxy statement.

Purposes and Reasons for, and Plans for the Company after, the Merger, page 39

32.                               We note your disclosure on page 40 that “Mr. Marquez has advised the Company that, following the consummation of the merger, he intends to consider a variety of additional possible corporate transactions, including transferring certain of the Company’s oil and gas assets into a newly-formed, publicly-traded master limited partnership or selling certain of the Company’s oil and gas assets to third parties.”  Please explain whether the Special Committee considered pursuing these possible corporate transactions as alternatives to accepting Mr. Marquez’s offer, and if so, what consideration was given to them.  We may have further comments after reviewing your response.

Response: The disclosure appearing on page 43 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

33.                               We note your disclosure that the Marquez investors “and any other investors that roll over their Common Stock” will be the sole beneficiaries of the Company’s future earnings.  Revise your disclosure to name the other rollover investors, here and anywhere else in the proxy statement that such disclosure is required.

Response: The Proxy Statement has been revised on page 48 to state that certain officers of the Company may be offered the opportunity to participate in the surviving corporation, by rolling over their common stock or otherwise.  However, no decision has yet been made on whether such an opportunity will be offered.

Schedule 13E-3 Filed February 13, 2012

34.                               Rule 13e-3 requires that each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish all of the required disclosures.  Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3.  Explain what consideration you have given to the inclusion of the Marquez Investors and Bernadette Marques as filing persons. See Compliance and Disclosure Interpretation 201.05, available on our website at www.sec.gov.

Response: The Schedule 13E-3 has been revised to add the Marquez Trust, the Timothy and Bernadette Marquez Foundation and Mrs. Bernadette Marquez as filing persons.  The Proxy Statement has been revised on pages i, 40, 41 and 42 to reflect the addition of such persons as filing persons.

35.                               Revise the disclosure in response to Item 13 of Schedule 13E-3 to include the Company’s most recent Form 10-K, filed February 16, 2012.  See Item 1010(a)(1) or Regulation M-A.

Response: We have revised the disclosure as requested.  Please see page 11 of the Amended Schedule 13E-3.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 600-2846.

Sincerely,

/s/ Timothy A. Ficker

Timothy A. Ficker,
Chief Financial Officer